April 21, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention: H. Roger Schwall

Re:                             Magnum Hunter Resources Corporation Registration Statement on Form S-3

File No. 333-202711

Ladies and Gentlemen:

The undersigned, Magnum Hunter Resources Corporation (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 3:00 p.m. Eastern time on Wednesday, April 22, 2015 or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Joseph C. Daches
Joseph C. Daches
Senior Vice President and Chief Financial Officer